July 31, 2008

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Hallmark Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-11252

Dear Mr. Rosenberg:

On behalf of Hallmark Financial Services, Inc. (the “Company”), I acknowledge receipt of your comment letter dated July 24, 2008, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007. In light of current efforts to complete and file our Form 10-Q due by August 14, 2008, the Company proposes to respond to your comment letter on or before August 28, 2008. Please advise me if this proposed response date is not acceptable for any reason.

If you have any questions concerning this matter, please do not hesitate to contact me at 817-348-1805.

Very truly yours, /s/ Jeffrey R. Passmore Jeffrey R. Passmore, Chief Accounting Officer